Exhibit 99.1

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands, except share and per share amounts)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash	$216,437	$310,338
Restricted cash	325	338
Prepaid expenses and other assets, current	42,198	36,276
Total current assets	258,960	346,952
Property and equipment, net	33,794	33,541
Prepaid expenses and other non-current assets	1,888	2,362
Operating lease right-of-use assets	15,230	18,775
Long-term deposits	1,835	2,039
Deferred tax asset	2,244	1,826
Intangible assets, net	25	65
Total assets	$313,976	$405,560
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$162	$431
Accrued expenses and other liabilities	31,360	23,667
Operating lease liabilities	3,995	4,453
Total current liabilities	35,517	28,551
Operating lease liabilities, net of current portion	13,208	16,545
Liability related to sale of future royalties and sales milestones, net	50,615	47,016
Other long-term payables	115	128
Total liabilities	99,455	92,240

Commitments and contingencies (Note 12)

Shareholders' equity:
Ordinary shares, $0.000042 par value; 290,909,783 and 200,000,000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 90,909,783 and 90,907,830, shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	4	4
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at June 30, 2022 and December 31, 2021	—	—
Additional paid-in capital	848,370	843,108
Accumulated other comprehensive loss	(33,510)	(8,570)
Accumulated deficit	(600,461)	(521,340)
Total shareholders' equity	214,521	313,320
Total liabilities and shareholders' equity	$313,976	$405,560
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Grant income	$—	$138	$166	$407
License revenue	—	1,507	—	1,507

Operating expenses:
Research and development	(38,212)	(32,131)	(72,175)	(62,862)
General and administrative	(8,269)	(7,237)	(16,256)	(15,975)
Loss on disposal of leasehold improvements	—	—	—	(672)
Total operating expenses, net	(46,481)	(37,723)	(88,265)	(77,595)
Other (expense) income:
Other expense, net	(1,331)	(1,849)	(471)	(1,011)
Interest income	89	42	117	85
Interest expense	(1,810)	—	(3,599)	—
Total other (expense) income, net	(3,052)	(1,807)	(3,953)	(926)
Net loss before income tax	(49,533)	(39,530)	(92,218)	(78,521)
Income tax benefit	7,474	6,357	13,098	12,081
Net loss attributable to ordinary shareholders	(42,059)	(33,173)	(79,120)	(66,440)
Other comprehensive (loss) income:
Foreign currency exchange translation adjustment	(17,485)	1,542	(24,941)	2,815
Total comprehensive loss	$(59,544)	$(31,631)	$(104,061)	$(63,625)

Basic and diluted net loss per ordinary share	$(0.46)	$(0.47)	$(0.87)	$(1.00)
Weighted-average basic and diluted ordinary shares	90,931,964	70,832,077	90,923,119	66,663,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
(In thousands, except share amounts)

	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares		Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	90,907,830	$4	34,425	$—	88,893,548	$118	1	$—	$843,108	$(8,570)	$(521,340)	$313,320
Share-based compensation expense	—	—	—	—	—	—	—	—	2,340	—	—	2,340
Exercise of share options	111	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(7,455)	—	(7,455)
Net loss	—	—	—	—	—	—	—	—	—	—	(37,062)	(37,062)
Balance at March 31, 2022	90,907,941	$4	34,425	$—	88,893,548	$118	1	$—	$845,448	$(16,025)	$(558,402)	$271,143
Share-based compensation expense	—	—	—	—	—	—	—	—	2,922	—	—	2,922
Exercise of share options	1,842	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(17,485)	—	(17,485)
Net loss	—	—	—	—	—	—	—	—	—	—	(42,059)	(42,059)
Balance at June 30, 2022	90,909,783	$4	34,425	$—	88,893,548	$118	1	$—	$848,370	$(33,510)	$(600,461)	$214,521

	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares		Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	52,346,231	$3	34,425	$—	88,893,548	$118	1	$—	$595,016	$(5,861)	$(379,244)	$210,032
Issuance of ordinary shares, net of issuance costs	18,147,078	—	—	—	—	—	—	—	122,198	—	—	122,198
Reversal of share-based compensation expense	—	—	—	—	—	—	—	—	(670)	—	—	(670)
Vesting of restricted stock	21,500	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options	545	—	—	—	—	—	—	—	—	—	—	—
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	1,273	—	1,273
Net loss	—	—	—	—	—	—	—	—	—	—	(33,266)	(33,266)
Balance at March 31, 2021	70,515,354	$3	34,425	$—	88,893,548	$118	1	$—	$716,544	$(4,588)	$(412,510)	$299,567
Issuance of ordinary shares, net of issuance costs	2,069,466	—	—	—	—	—	—	—	14,340	—	—	14,340
Share-based compensation expense	—	—	—	—	—	—	—	—	1,280	—	—	1,280
Exercise of share options	157,762	—	—	—	—	—	—	—	126	—	—	126
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	1,542	—	1,542
Net loss	—	—	—	—	—	—	—	—	—	—	(33,173)	(33,173)
Balance at June 30, 2021	72,742,582	$3	34,425	$—	88,893,548	$118	1	$—	$732,290	$(3,046)	$(445,683)	$283,682
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(79,120)	$(66,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,986	3,906
Non-cash share-based compensation	5,262	610
Non-cash interest expense	3,599	—
Loss on termination of operating lease	—	11
Loss on disposal of fixed assets and intangible assets	—	672
Deferred income tax	(427)	115
Non-cash loss (gain) on foreign currency remeasurement	5,241	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(10,096)	(9,534)
Prepaid expenses and other non-current assets	255	256
Long-term deposits	—	811
Accounts payable	(319)	(1,286)
Operating lease right of use assets, net	1,764	1,954
Accrued expenses and other liabilities	6,121	(4,260)
Current and non-current operating lease liabilities	(2,104)	(769)
Net cash used in operating activities	(65,838)	(73,954)
Cash flows from investing activities:
Purchases of property and equipment	(3,411)	(3,411)
Net cash used in investing activities	(3,411)	(3,411)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares	—	136,878
Proceeds from the exercise of share options	—	—
Payments of equity issuance costs	(1)	—
Net cash (used in) provided by financing activities	(1)	136,878
Effect of exchange rate changes on cash and restricted cash	(24,664)	2,964
Net increase (decrease) in cash and restricted cash	(93,914)	62,477
Cash and restricted cash, beginning of period	310,676	154,085
Cash and restricted cash, end of period	$216,762	$216,562

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable and accrued expenses	$4,915	$1,753
Capitalized implementation costs included in accrued expenses	$—	$89
Issuance costs included in accounts payable and accrued expenses	$16	$228
Lease assets terminated	$—	$28,517

Reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets:
Cash	$216,437	$216,352
Restricted cash	325	210
Total cash and restricted cash	$216,762	$216,562

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of the Business
Autolus Therapeutics plc (the “Company”) is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using its broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. The Company believes its programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.
The Company has funded its operations primarily with proceeds from the sale of its equity securities and more recently, from strategic financing arrangements and collaborations. The Company has incurred recurring losses since its inception, including net losses of $42.1 million and $33.2 million for the three months ended June 30, 2022 and 2021, respectively and $79.1 million and $66.4 million for the six months ended June 30, 2022 and 2021, respectively. The Company had an accumulated deficit of $600.5 million and $521.3 million as of June 30, 2022 and December 31, 2021, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of the date these unaudited condensed consolidated financial statements are issued, the Company expects that its cash on hand at June 30, 2022 of $216.4 million will be sufficient to fund the Company’s operations for at least twelve months from the issuance date of these unaudited condensed consolidated financial statements.
The Company's existing available cash balances are adequate to meet its forecasted cash requirements for the next twelve months and accordingly the unaudited condensed consolidated financial statements have been prepared on the going concern basis.
Management expects operating losses and negative cash flows to continue for the foreseeable future and, as a result, the Company will require additional capital to fund its operations and execute its business plan. In the absence of a significant source of recurring revenue, the Company's long-term success is dependent upon its ability to continue to raise additional capital in order to fund ongoing research and development (which could occur through debt or equity issuances, sales or partnerships of non-core assets, collaborations or licensing of core or non-core assets, or other transactions), adequately satisfy or renegotiate long-term debt obligations, obtain regulatory approval of its therapeutic product candidates, successfully commercialize its therapeutic product candidates, generate revenue, meet its obligations and, ultimately, attain profitable operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the Company's current operating plans will be achieved or that the Company can obtain additional funding on terms acceptable to the Company, or at all.
Impact of COVID-19 Pandemic
While the Company has not experienced any significant financial impact to date, as a result of the ongoing coronavirus 2019 (“COVID-19”) pandemic, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause its business, financial condition, results of operations and growth prospects to be materially adversely affected.
The Company implemented a COVID-19 surveillance testing program available to Company staff who work on-site at the Company’s U.K. facility to minimize the spread of COVID-19 pandemic within the Company. The Company continues to track COVID-19 developments in Europe and the United States closely for their potential impact on the Company’s clinical trial sites, contract research organizations, logistics and supply chain to ensure it can continue to maintain clinical trial conduct and data integrity. As the patients in the Company’s clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, the Company is also monitoring other transmissible infectious diseases, including influenza.
The Company is not aware of any specific event or circumstance that has impacted on its operations in a manner which would require the Company to update its estimates, judgments or revise the carrying value of its assets or liabilities during the three months and six months ended June 30, 2022. However, these estimates may change, as new events occur and additional information is obtained, relating to the COVID-19 pandemic or otherwise. Changes in estimates would be recognized in the unaudited condensed consolidated financial statements as soon as they become known.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements include those of the Company and its wholly owned subsidiaries, Autolus Limited, Autolus Inc. and Autolus GmbH, and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements are consistent with those discussed in Note 2, “Summary of Significant Accounting Policies” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on March 10, 2022 (the “Annual Report”).
In the opinion of management, all adjustments considered necessary to present fairly the results of the interim periods have been included and consist only of normal and recurring adjustments. Certain information and footnote disclosures have been condensed or omitted as permitted under U.S. GAAP. The results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022, any other interim periods, or any future year or period. As such, the information included in these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021, included in the Annual Report.
Recent Accounting Pronouncements Not Yet Adopted
There are no new accounting pronouncements that have been issued by the Financial Accounting Standards Board, "FASB", that are applicable to the Company.

Note 3. License Revenue

The Company has two contracts with customers, i) an option and licensing agreement with ModernaTX, Inc. and, ii) a license agreement with an investee of Syncona, one of the Company's principal shareholders.

Revenue comprises of license revenue for the three and six months ended June 30, 2022, and 2021 by geographical location (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
License revenue
United States	$—	$1,507	$—	$1,507
Total license revenue	$—	$1,507	$—	$1,507

Research, Option and License Agreement with Moderna:

On June 22, 2021, the Company entered into a Research, Option and License Agreement (the “Agreement”) with ModernaTX, Inc. (“Moderna”), pursuant to which the Company granted to Moderna an exclusive research license to perform research and pre-clinical development activities relating to target sequences with respect to certain of the Company’s research targets and products.
During the three and six months ended June 30, 2022, the Company did not recognize any license revenue relating to Moderna. The Company recognized license revenue of $1.5 million during the three and six months ended June 30, 2021 relating to the upfront non-refundable payment of a research license and the initial transfer of know-how, the "Combined Performance Obligation". The Company received the upfront non-refundable cash payment of $1.5 million in October 2021. No variable consideration was recognized during the three and six months ended June 30, 2022 and June 30, 2021 as these amounts were fully constrained.
The future milestones, which represent variable consideration, were evaluated under the most likely amount method, and were not included in the transaction price, because the amounts were fully constrained as of June 30, 2022. For further details on the terms and accounting treatment considerations for this contract, please refer to Note 3, "Revenue" to the Company's consolidated financial statements contained in Company's Annual Report.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 4. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Research and development claims receivable	$33,545	$23,678
Prepayments	4,705	8,713
VAT receivable	2,455	1,849
Lease and lease deposit receivable	67	68
Other asset	150	240
Grant income receivable	293	384
Other receivable	374	271
Deferred cost	609	1,073
Total prepaid expenses and other current assets	$42,198	$36,276

Note 5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Lab equipment	$31,000	$34,091
Office equipment	3,341	3,463
Furniture and fixtures	1,226	1,363
Leasehold improvements	13,411	14,904
Assets under construction	8,961	2,436
Less: accumulated depreciation and impairment	(24,145)	(22,716)
Total property and equipment, net	$33,794	$33,541

Depreciation expense for the three months ended June 30, 2022 and 2021 was $1.9 million and $2.2 million, respectively, and for the six months ended June 30, 2022 and 2021 was $3.9 million and $4.1 million, respectively.

Note 6. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Compensation and benefits	$6,889	$8,747
Research and development costs	22,083	11,311
UCLB milestone and option	—	10
Professional fees	2,041	3,449
U.S. corporate income and local taxes	13	—
Other liabilities	334	150
Total accrued expenses and other liabilities	$31,360	$23,667

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 7. Shareholders’ Equity
Ordinary Shares
The Company is a public limited company incorporated in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of ordinary shares in the form of ADSs.
Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the Company's board of directors and declared by the shareholders. As of June 30, 2022, the Company has not declared any dividends.
On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs, which included the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after deducting underwriting discounts and offering expenses, were $106.9 million.
In November 2021, pursuant to the Blackstone Securities Purchase Agreement, the Company sold 17,985,611 ADSs representing 17,985,611 ordinary shares, in a private placement price at a price of $5.56 per ADS to Blackstone resulting in gross proceeds of $100 million.  The Company received aggregate net proceeds of $98.0 million, after deducting issuance expenses.
As at June 30, 2022, 126,826 ordinary shares underlying restrictive stock unit awards have vested, however, these restricted stock unit awards have not been issued and, as such are not included in the Company's outstanding shares at June 30, 2022.
Open Market Sale Agreement
In September 2020, the Company entered into a Sale Agreement ("Sale Agreement") with Jefferies LLC "Jefferies), under which the Company may, at its option, offer and sell ADSs having an aggregate offering price of up to $100 million from time to time through Jefferies, acting as sales agent. Any such sales made through Jefferies can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During the three and six months ended June 30, 2022, the Company did not issue any ADSs under the Sale Agreement. During the three and six months ended June 30, 2021, the Company issued an aggregate of 3,787,972 ADSs under the Sale Agreement for net proceeds, after deducting underwriting discounts and offering expenses of $29.6 million.
As of June 30, 2022, $69.1 million worth of ADSs remained available for sale under the “at the market” equity offering program.

Note 8. Share-based Compensation Expense
Share-based compensation expense recorded as research and development expenses and general and administrative expenses is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$1,587	$860	$2,971	$(794)
General and administrative	1,335	420	2,291	1,404
Total share-based compensation	$2,922	$1,280	$5,262	$610

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 9. Net loss per share
Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator
Net loss	$(42,059)	$(33,173)	$(79,120)	$(66,440)
Net loss attributable to ordinary shareholders - basic and diluted	$(42,059)	$(33,173)	$(79,120)	$(66,440)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	90,931,964	70,832,077	90,923,119	66,663,003
Net loss per share - basic and diluted	$(0.46)	$(0.47)	$(0.87)	$(1.00)
For all periods presented, outstanding but unvested restricted shares and share options have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for all periods presented.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Three and Six Months Ended June 30,
	2022	2021
Unvested restricted incentive shares and units	916,072	1,105,300
Share options	8,481,037	6,499,436
Warrants	3,265,306	—
Total potentially dilutive securities	12,662,415	7,604,736

Note 10. Liability related to sales of future royalties and sales milestones, net
On November 6, 2021, the Company concurrently entered into the following agreements with BXLS V - Autobahn L.P, ("Blackstone"): (i) Strategic Collaboration and Financing Agreement (the “Blackstone Collaboration Agreement"), (ii) Securities Purchase Agreement (the “Blackstone Securities Purchase Agreement”), (iii) Warrant Agreement (the “Blackstone Warrant”) and (iv) a Registration Rights Agreement (the “Blackstone Registration Rights Agreement”). The Blackstone Collaboration Agreement, the Blackstone Securities Purchase Agreement, the Blackstone Warrant and the Blackstone Registration Rights Agreement are collectively referred to as the "Blackstone Agreements". The Blackstone Agreements were entered into and in contemplation of one another and, accordingly, the Company assessed the accounting for the Blackstone Agreements in the aggregate. For further details on the terms and accounting treatment considerations for these contracts, please refer to following notes to the Company's consolidated financial statements contained in the Company's Annual Report:
•Note 1, "Nature of the business
•Note 8, "Shareholders' equity"
•Note 10, "Warrants"
•Note 13, “Liability related to sales of future royalties and sales milestones, net”

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
The carrying amount of the Blackstone Collaboration Agreement liability is based on the Company’s estimate of the future royalties and sale milestones to be paid to Blackstone over the life of the Blackstone Collaboration Agreement as discounted using an effective interest rate. The excess of future estimated royalty and sale milestone payments over the initial $45.9 million of allocated consideration, less issuance costs, is recognized as non-cash interest expense using the effective interest method. The imputed rate of interest on the unamortized portion of the Blackstone Collaboration Agreement liability was approximately 15.80% as of June 30, 2022.
On a quarterly basis, the Company will assess the amount and timing of expected royalty and sale milestone payments using a combination of internal projections and forecasts from external sources. To the extent such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will adjust the carrying amount of the Blackstone Collaboration Agreement liability using the catch-up method. During the six-months ended June 30, 2022, there have been no changes to the estimates used in the determination of the carrying amount of the Blackstone Collaboration Agreement liability.
There are a number of factors that could materially affect the amount and timing of royalty and milestone payments, most of which are not within the Company’s control. The Blackstone Collaboration Agreement liability is recognized using significant unobservable inputs. These inputs are derived using internal management estimates developed based on third party data and reflect management’s judgements, current market conditions surrounding competing products, and forecasts. The significant unobservable inputs include the estimated patient population, estimated selling price, estimated peak sales and sales ramp, the expected term of the royalty stream, timing of the expected launch and its impact on the royalty rate as well as the overall probability of a success. A significant change in unobservable inputs could result in a material increase or decrease to the carrying amount of the Blackstone Collaboration Agreement liability.
The following table shows the activity within the liability related to the sale of future royalties and sales milestones for the six-month period ended June 30, 2022 (in thousands):

June 30,
2022
Balance as of December 31, 2021	$47,016
Non-cash interest expense on liability related to sale of future royalties and sales milestones	3,599
Balance as of June 30, 2022	$50,615

Note 11. Leases
The Company leases certain office space, laboratory space, and equipment. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present.
Operating Leases
In September 2017, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through May 2021, at which time the Company had the option to renew or terminate the lease. The lease had a six-month rent-free period. In December 2018, the Company executed an additional lease arrangement for additional manufacturing space for a term through September 2023, at which time the Company has the option to renew or terminate the lease. In addition, in May 2020, the Company executed an arrangement with Cell Therapy Catapult Limited to lease a manufacturing suite at the Cell and Gene Therapy Catapult manufacturing center in Stevenage, United Kingdom for a term through April 2024.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. The lease related to this facility is classified as an operating lease.
In January 2019, the Company executed a lease agreement with Whitewood Media Village GP Limited and Whitewood Media Village Nominee Limited to lease the fifth floor of MediaWorks including laboratory space. The Company has the option to terminate the lease in November 2026. In August 2021, MediaWorks became the Company's main corporate headquarters. The lease term is nine years and eleven months with an eighteen-month rent free period at the beginning of the lease term.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a lease provided that the landlord completed the required leasehold improvements described in the agreement. The lease commenced in August 2020 for a term through June 2036. In March 2021, the Company announced plans to move the site of its global manufacturing headquarters to the United Kingdom from the United States. As a part of this strategy, the Company entered into a termination agreement with the landlord of its Rockville, Maryland property to terminate the lease for office and manufacturing space.
In February 2019 the Company entered into a fifteen-year lease for three manufacturing units in Enfield, United Kingdom with option to terminate the lease in February 2029. In addition to base rent, the Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. In March 2021, the Company surrendered one of the units. Upon the surrender, the Company recognized a $0.1 million gain in other (expense) income after recognizing a termination fee of $0.2 million. The Company has no further obligations for the surrendered unit and the right of use asset and lease liability which were recorded for this unit have been written off in the relevant period. The Company subleased two of the three units to two third parties with lease terms ranging from October, 2021 to February 2029 and October 2026, respectively. The Company is actively seeking to sublease or assign the lease arrangements relating to the final unit to a third party. The Company completed an asset impairment analysis of the right-of-use lease concluding the undiscounted cash flows exceeded the carrying value as of June 30, 2022.
The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Lease costs	2022	2021	2022	2021
Operating lease costs	$1,180	$1,285	$2,439	$3,454
Variable costs	$317	$116	$452	$494
Short term lease costs	$75	$58	$112	$113
Total lease costs	$1,572	$1,459	$3,003	$4,061

	Six Months Ended June 30,
Other information	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases (in thousands)	$2,104	$2,279
Right-of-use assets obtained in exchange for new operating lease liabilities (in thousands)	$—	$(39,294)

Weighted-average remaining lease term - operating leases (in years)	5.2 years	5.6 years
Weighted-average discount rate - operating leases	7.17%	6.67%
Future fixed payments for non-cancellable operating leases in effect as of June 30, 2022 are payable as follows (in thousands):

Remainder of 2022	$2,674
2023	4,527
2024	3,911
2025	2,698
2026	2,470
Thereafter	4,298
Total lease payments	$20,578
Less: imputed interest	$(3,375)
Present value of lease liabilities	$17,203

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Sublease Agreements
In October 2021, the Company entered into two separate sublease agreements with third parties for two manufacturing units in Enfield, United Kingdom which are currently leased by the Company. The annual lease payments to be received for each of subleased units is $0.1 million, over lease terms from October 2021 to February 2029 and October 2026, respectively. The Company received $0.1 million in rental deposits, arising from the sublease agreements which have been classified as restricted cash as of June 30, 2022. Both subleases have been classified as operating leases. The Company recognize sublease payments on a straight-line basis from the commencement of the sublease agreements.
The following table shows the sublease rental income for the three and six months ended June 30, 2022 and 2021 (in thousands):

	Statement of Operations Classification	Three Months Ended June 30,		Six Months Ended June 30,
Sublease rental income		2022	2021	2022	2021
Sublease rental income	Other expense, net	$61	$—	$126	$—
Total sublease rental income		$61	$—	$126	$—
Future fixed receipts for non-cancellable operating subleases in effect as of June 30, 2022 are receivable as follows
(in thousands):

Remainder of 2022	$125
2023	250
2024	250
2025	250
2026	195
Thereafter	219
Total lease payments receivable	$1,289

Note 12. Commitments and Contingencies
License Agreements
The Company has entered into an exclusive license agreement with UCL Business Ltd, ("UCLB") which has subsequently been amended and restated. In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments to UCLB upon the achievement of specified milestones.
In November 2019, the Company entered into an exclusive license agreement with Noile-Immune Biotech Inc. ("Noile") under which the Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The Company may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals product sale milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.
The Company has estimated the probability of the Company achieving each potential milestone in relation to the UCLB and Niole License Agreements in accordance with ASC 450, Contingencies. The Company concluded that, as of June 30, 2022, there were no milestones for which the likelihood of achievement was currently probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2022 and December 31, 2021.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Blackstone Strategic Collaboration and Financing Agreement
Refer to Note 10, "Liability related to sales of future royalties and sales milestone, net" for further details to the Blackstone Collaboration Agreement.
Leases
Lease payments under operating leases as of June 30, 2022 and information about the Company’s lease arrangements are disclosed in Note 11, "Leases".

Note 13. Severance Plan
During January 2021, there was a restructuring program executed by the Company leading to a reduction in workforce resulting in a corresponding severance charge of $1.2 million which has been presented on proportionate basis with research and development expenses and general and administration expenses during the six months ended June 30, 2021.

Note 14. Related parties
Blackstone Agreements
In November, 2021, the Company concurrently entered into the Blackstone Agreements. Subsequent to the execution of the Blackstone Agreements, Blackstone became a related party of the Company. Blackstone owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, Blackstone received and exercised their right to nominate one director to the board of directors of the Company.
As of June 30, 2022, the carrying amount of the Blackstone Collaboration Agreement liability was $50.6 million which included cumulative non-cash interest expense of $4.7 million. Refer to Note 10, "Liability related to sales of future royalties and sales milestone, net" for further details.
Syncona Portfolio Limited
Syncona Portfolio Limited is a related party of the Company as Syncona Portfolio Limited owns more than 10% of the Company's outstanding voting securities and is therefore one of the principal owners of the Company. In addition, the chief executive officer of the ultimate parent company of Syncona Portfolio Limited is also member of the board of directors of the Company.
In the Company's February 2021 follow-on public offering, Syncona Portfolio Limited purchased 3,571,428 ADSs from the underwriters at the public offering price of $7.00 per share, and on the same terms as other investors in the February 2021 follow-on offering. This purchase was made through the underwriters at the public offering price.

Note 15. Subsequent Events
The Company evaluated subsequent events through August 4, 2022, the date on which these financial statements were issued. The Company has concluded that no subsequent event has occurred that requires disclosure.